30

04035930

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Essilor Int'l

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

FILE NO. 82- 4944 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 8/3/04

2003 Annual Report

ARIS
12-31-03


essilor

Shareholder, Investor
and Media Relations
Véronique Gillet
Tel.: + 33 1 49 77 42 16
www.essilor.com

Essilor is the world leader in ophthalmic optical products. Our Company designs, manufactures and personalizes corrective lenses to meet every person's unique vision needs.

Recognized worldwide for the quality of its lenses, Essilor is committed to offering the most extensive line of products and the finest service to the opticians, optometrists and ophthalmologists who prescribe Essilor brand products.

18 plants

173 prescription laboratories

23,600 employees

4 R&D centers

Operations in more than **100** countries

FINANCIAL HIGHLIGHTS

IN 2003, ESSILOR PURSUED ITS STRATEGIC FOCUS ON INNOVATION AND THE LAUNCH OF HIGH VALUE-ADDED LENSES, WHILE CONTINUING TO EXPAND ITS GLOBAL PRESENCE. ESSILOR'S SHARE OF THE WORLDWIDE MARKET NOW EXCEEDS 20% IN VOLUME TERMS AND 25% IN VALUE.

€ millions	2003	2002	% Change
Sales	2,116.4	2,138.3	-1%
Growth at constant exchange rates	*7.8%*	*7.9%*	
Operating income	364.9	341	7.1%
Operating margin	*17.2%*	*15.9%*	
Net income	200.3	182.4	9.8%
Net margin	*9.5%*	*8.5%*	
Earnings per share *(in €)*	1.98	1.82	8.8%
Capital expenditure *(as a % of sales)*	7%	6.8%	
Free cash flow (1)	250	201	24.4%
Debt-to-equity	8%	13%	
Return on assets (2)	24.1%	21.2%	

(1) Cash flow less capital expenditure plus (or minus) change in working capital.
(2) EBIT/non-current assets + working capital.

ESSILOR GROUP


Crizal® antireflective lenses

LETTER TO SHAREHOLDERS



XAVIER FONTANET
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

PHILIPPE ALFROID
CHIEF OPERATING OFFICER

Who could have imagined that 2003 would get off to such a difficult start? We know each year brings its share of surprises but with the war in Iraq and the SARS epidemic in Asia, a global company like Essilor was hard hit by events in the first half. Our teams responded swiftly in every market, and we would like to congratulate them on their initiative. Despite all the obstacles, however, the year was also shaped by achievements, expansion into new lines of business, improvements and promising developments.

We once again confirmed the strength of our fundamentals

In terms of our business and financial performance, Essilor continued to gain market share during the year. Operating margin also improved, rising past the targeted 16% to 17.2%. The increase reflects not only measures introduced to adapt to the situation but also, more fundamentally, the ongoing improvement in the product mix led by our investments in research and development. Neither the year's slow start and nor currency fluctuations held back our business performance. What's more, we virtually eliminated our debt, in spite of a major acquisitions program.

We introduced two promising new products supported by breakthrough technologies

During the year, we introduced Varilux® Ipseo™, a new generation of progressive lens that adapt to the wearer's unique head and eye movements, and the Crizal® Alizé™ coating, with its unrivalled smudge-proofing properties. These two products, which leverage new micro-machining technologies and nanotechnologies, will have an impact on the ophthalmic lens industry and support our commitment to allocating a larger part of our investment budget to R&D and engineering.

We have created a new sunlens business

We are stepping up development in corrective sunlenses by creating new product lines, acquiring companies with special expertise, pursuing research and development programs, and signing agreements with sunglass frame manufacturers. We intend to continue investing in this promising growth path, with the goal of producing lenses in new shapes and with new properties that meet the expectations of the many customers who want both sun protection and exciting style.

We have re-launched our acquisition strategy

2003 was also a year of faster external growth, with 14 acquisitions in the United States, Canada, India, Germany and France extending our sales network to nearly everywhere in the world. Our ability to generate significant cash flow supports this strategic commitment, which will be pursued in 2004. It represents an important component of our overall strategy of supplementing organic growth with targeted acquisitions in our core business. At the same time, we are demonstrating a real ability for integrating these acquisitions while ensuring their viability as traditional family-run companies within the Essilor organization.

We are improving every day

Essilor is a company on the move, and the people who make it move are committed to constantly doing things better. This improvement and professional dedication are apparent in all our operations. In our core business, where technologies and capabilities are becoming more sophisticated every day, we continued to make productivity gains. Laboratories and plants are increasingly interconnected, making it easier for products to move across borders and saving considerable time. We are constantly learning to meet new challenges, often imposed from the outside in such areas as regulations and information.

We strive for continuous improvement in our customer relations. Whether independent eye care professionals or optical chains, each year we forge closer ties. Their enterprising spirit and skills are driving the success of our highly technical products. Essilor is evolving to adjust to the world and to meet the changing needs of its customers, both large and small. Our purpose is no longer just to provide the best products but often to deliver new services that enable every customer to express his or her personality.

In 2004, we are pursuing our strategic course

Over the past 15 years, our strategy has consistently proven effective, resulting in steadily improved financial results and market share gains around the world. Our strategy continues to focus on innovation, R&D and product mix. Thanks to a growing number of high value-added lenses, this strategy is perfectly aligned with wearer expectations. Its deployment will be pursued around the globe in 2004, with the support of new products and new businesses.

Because uncertainty is part of our fast changing world, 2004 will deliver its share of events. Our world demands flexibility and rewards initiative, two values that we cultivate and which for us, like for other companies, represent the keys to the future.

While we cannot predict what 2004 will bring, we feel we are well equipped to meet the challenges ahead. We would like to thank our customers – eye care professionals and lens wearers alike – for their confidence in our products. Because when all is said and done, they are the true source of Essilor's future growth.

Xavier Fontanet   Philippe Alfroid

March 4, 2004

FOUNDING CHAIRMEN

René Grandperret
Alternating Chairman from 1972 to 1980

Anatole Temkine
Alternating Chairman from 1972 to 1980

HONORARY CHAIRMEN

Bernard Maitenaz
Chairman from 1980 to 1991

Gérard Cottet
Chairman from 1991 to 1996

Xavier Fontanet *55 years old*
Chairman and Chief Executive Officer since 1996

Philippe Alfroid *58 years old*
Chief Operating Officer since 1996

Alain Aspect *56 years old*
Independent director

Michel Besson *70 years old*
Independent director

Jean Burelle *65 years old*
Independent director

Robert M. Colucci *52 years old*
Director representing employee shareholders

Philippe Germond *47 years old*
Independent director

Igor Landau *59 years old*
Independent director

Alain-Claude Mathieu *42 years old*
Director representing employee shareholders

Olivier Pécoux *45 years old*
Independent director

Bertrand Roy *49 years old*
Chairman of Valoptec Association
Director representing employee shareholders

THE BOARD OF DIRECTORS

The Essilor Board of Directors comprises eleven members, including three representing employee shareholders, two executive directors and six independent directors. Directors are re-elected at each Annual Shareholders' Meeting. The average age of Board members is 56.
Each director is required to hold 500 Essilor shares.
In 2003, the Board met five times. The attendance rate at the meetings was more than 86.5%.

At its meeting on November 18, 2003, the Board adopted a set of internal rules governing its operation and incorporating most of the recommendations of the AFEP/MEDEF corporate governance report published in France in October 2003.

These internal rules require the Board to conduct a formal assessment of its operation once a year and to take any appropriate measures to improve its efficiency. The Board will report to shareholders each year on the results of the assessment and any related measures.

At the same meeting, the Board also adopted a Directors' Charter setting out the rights and obligations of directors, including a reminder of the rules applicable to directors of quoted companies who have access to inside information. The Charter states that each director who has access to inside information may not trade in the Company's shares, directly or through a third party, or cause any other person to trade in the Company's shares on the strength of that information, for as long as it has not been made public. In addition, in the same way as for Company executives, directors who have access to inside information are prohibited from trading in the Company's shares during the 21 days prior to the announcement of sales and results (annual, half-yearly or quarterly).

COMMITTEES OF THE BOARD

In 1997, Essilor set up various Committees of the Board in accordance with corporate governance rules. Each one reports to the Board on its activities and related recommendations.

AUDIT COMMITTEE

The Audit Committee has at least three members, appointed by the Board from among the directors. At least two-thirds of the Committee members must be independent directors. The members of the Audit Committee cannot hold senior management positions or be executive directors. The Committee is currently chaired by Olivier Pécoux, who was appointed by the Board on November 18, 2003 following the death of the former Chairman, René Thomas, in October 2003. The other members are Alain Aspect, Michel Besson and Bertrand Roy.

The Audit Committee's role is:

- To ensure that corporate management has the necessary resources to identify and manage the business, financial and legal risks to which the Company may be exposed in France and abroad, in the normal course of business or in exceptional circumstances.
- To analyze the procedures in place to ensure that:
  - Accounting regulations are complied with and Company accounting principles and policies are properly applied.
  - Information is properly reported and processed at all levels in the organization.
  - The business, financial and legal risks facing the Company and its subsidiaries in France and abroad are identified, assessed, anticipated and managed.
  - Internal controls are applied to the preparation of accounting and financial information at all levels of the organization.
  - Securities regulations and the strict insider trading rules in force within the Company are fully complied with.

The Audit Committee met on September 8, 2003 to review the interim consolidated financial statements and on March 1, 2004 to review the annual consolidated financial statements.

REMUNERATION COMMITTEE

In 2003, the Remuneration Committee comprised Jean Burelle, Chairman, Michel Besson and René Thomas, all independent directors. The role of the Committee is to:

- Make recommendations concerning senior management compensation and stock option grants.
- Review the compensation policies applied within the Company.
- Assist the Chairman and the Board with succession planning issues.
- Consider whether the composition of the Board is appropriate and recommend possible changes.

During 2003, the Remuneration Committee met twice and made recommendations concerning the election to the Board and the compensation of executive directors, as well as the granting of management stock options, based on shareholder-approved authorizations.

STRATEGY COMMITTEE

In 2003, the Strategy Committee comprised Xavier Fontanet, Chairman, Philippe Alfroid, Michel Besson, Jean Burelle, Philippe Germond, Igor Landau, Olivier Pécoux, Bertrand Roy and René Thomas. Six of the nine members were independent directors. As described in the Board's internal rules, the role of the Strategy Committee is to regularly review the Company's product, technology, geographic and marketing strategies.

During 2003, the Committee met three times, in particular to discuss the budget, the 2003 forecasts, the five-year business plan and the acquisitions strategy. During its meetings, the Committee was informed in detail about the quarterly consolidated results (not published) and discussed business performance and strategies in the United States and Europe with the executives in charge of these regions.

The Executive Committee meets once a month to review the performance of the Company and all its businesses. It also validates medium and long-term plans and projections in order to implement strategic action plans. Chaired by Xavier Fontanet, the Committee is made up of senior corporate and operating executives, who have either global responsibilities or have a responsibility for Essilor's major geographic markets.



Xavier Fontanet
CHAIRMAN
AND CHIEF EXECUTIVE OFFICER

Philippe Alfroid
CHIEF OPERATING OFFICER

Bertrand de Limé
EXECUTIVE VICE PRESIDENT
VICE PRESIDENT, EUROPE

Claude Brignon
VICE PRESIDENT, OPERATIONS

Patrick Cherrier
VICE PRESIDENT, ASIA

Didier Lambert
VICE PRESIDENT,
INFORMATION SYSTEMS

Fabienne Lecorvaisier
CHIEF FINANCIAL OFFICER

Olivier Mathieux
VICE PRESIDENT, LATIN AMERICA

Thierry Robin
VICE PRESIDENT,
STRATEGIC MARKETING

Hubert Sagnières
PRESIDENT, ESSILOR OF AMERICA

Jean-Luc Schuppiser
VICE PRESIDENT,
RESEARCH AND DEVELOPMENT

Henri Vidal
VICE PRESIDENT,
HUMAN RESOURCES

Carol Xueref
VICE PRESIDENT, LEGAL AFFAIRS
AND CORPORATE DEVELOPMENT

FOR MANY YEARS, ESSILOR HAS BEEN VOLUNTARILY PURSUING ACTIONS THAT SUPPORT SUSTAINABLE DEVELOPMENT.

In late 2002, a Sustainable Development Department was created to lead a strategy based on the natural, close relationship between eyesight and development. It began by reviewing existing conditions within the Company. The department then coordinated the implementation of a data reporting system based on sustainable development indicators. The system is scheduled for installation and start-up in 2004.

In 2003, under the department's stewardship, Essilor pledged support for the United Nations' Global Compact, which was created to challenge companies to support sustainable development in a truly international environment. The underlying principles of the Global Compact are based on three documents: the Universal Declaration of Human Rights, the International Labour Organization's Declaration on Fundamental Principles and Rights at Work, and the Rio Declaration on Environment and Development.

ESSILOR CONTINUES TO PROTECT THE ENVIRONMENT

Manufacturing an ophthalmic lens that weighs just a few decagrams does not exert much pressure on the environment. Because a lens is so lightweight, it requires few raw materials and the manufacturing process produces little waste, consuming incomparably smaller amounts of energy, water and chemicals than are used in heavy industry.

Despite the limited impact of our activities, Essilor is nonetheless fully committed to protecting the environment. The main objective assigned to subsidiaries is to comply strictly with prevailing legislation. Based on this fundamental principle, production facilities are already introducing environmental management systems that meet ISO 14001 certification standards. Eight plants in Brazil, the United States, France, Ireland, the Philippines and Thailand have now been accredited, four more than in 2002, while all the other facilities are working towards this goal.

Environmental management systems have revealed sources of savings in a number of areas. In India, for example, our production facility installed a wastewater treatment plant that enables the water – a rare resource – to be reused to irrigate and maintain trees around the site. These trees create a natural biological barrier that slows soil erosion and creates a pleasant environment for plant employees.

ETHICAL MANAGEMENT OF OUR HUMAN CAPITAL

Essilor, has long been committed to supporting employees, who represent its most valuable asset. As part of this process, we promote:

- Their growth and personal fulfillment by offering career opportunities in our global, multi-cultural, decentralized organization.
- The creation of a work environment that respects their physical and moral integrity, regardless of their origin, and ensures that they are treated as equals at all times.
- Continuous training throughout their careers, to enhance their employability both within Essilor and elsewhere and to enable them to upgrade their qualifications and enrich their experience through greater empowerment and responsibility.
- Opportunities to acquire a stake in Essilor through an employee stock ownership plan.

Essilor and its subsidiaries respect the basic conventions of the International Labour Organization. Compliance is ensured by appropriate procedures and structures, as well as by worldwide coordination of human resources by the Executive Committee and its regional correspondents. In addition, plants outside France have begun to deploy workplace health and safety management systems. Five production facilities in China, France, the Philippines and Thailand now have OHSAS 18001 certification, four more than in 2002.

And lastly, Essilor is actively supporting the development of our host regions, helping to improve skills and living conditions, both directly for employees and indirectly for their families.

STOCK OWNERSHIP: AN EXTRAORDINARY LEVER FOR MOTIVATING MANAGERS

More than 6,000 employees hold Essilor shares through several stock ownership plans. Valoptec Association, Essilor's largest shareholder, is comprised of roughly 2,500 Essilor managers from around the world who have made a long-term financial commitment by purchasing and holding Essilor shares. To further enhance Essilor's growth, they believe that employees should embrace the founding values that have driven the Company's success.

These values are summarized in the following charter:

- It is vitally important to maintain the Company's independence, by acting as a unified corporate community and constantly focusing on improving performance.

- The individual plays a critical role in the Company and is respected.
- The Company's management style encourages dialogue, consensus-building, skills enhancement, information-sharing, internal promotion and initiative-taking.
- Everyone complies with ethical practices in their relationships both outside and inside the Company.
- The Company's global development is supported by the assimilation of local cultures.

One key duty of Valoptec members is to foster the Company's development through their contribution, involvement and actions. By their behavior, they promote the advancement and fulfillment of the people they manage. They are also driven by a commitment to openness and understanding, a spirit of consensus and respect for others. Within Essilor, Valoptec members help to bind our corporate culture, which is based on human values, a sense of responsibility and an entrepreneurial spirit.

CONTRIBUTING TO SOCIETY: ESSILOR INDIA'S COOPERATION WITH THE ARAVIND EYE HOSPITAL

"Aravind Eye Hospital, a non-profit organization situated in Southern India, strives to reach and provide quality eye care to a population of 100 million people. We have developed capabilities to provide quality care at an affordable cost to a large number of people with cataract blindness; we want to replicate the same for the refractive errors by providing quality spectacles to the needy people from rural areas at an affordable cost. About five years ago we came into contact with Essilor India when we were looking for a source to get quality plastic lenses. We were interested in a relationship which would go beyond the business interest and would have a more academic and patient centered focus. We found that Essilor was the company which had patient's interest more than business interest. They were willing to train and establish a state of the art surfacing facility in our campus which increased the quality of our spectacles immensely. Over the years the relationship has matured and we have had Essilor's CEO and other senior officers visiting us with a single vision of developing a sustainable high quality model for delivering spectacles with international quality to the people of this region. Essilor is helping us to convert the market from glass to plastic not only in the base hospital but also in the outreach camps. We hope the joint efforts of Aravind and Essilor will set a benchmark in delivery of eye care in the refractive segment in the years to come in India.

Dr. Aravind Srinivasan M.S., M.B.A., Member of the Board of Directors, Aravind Eye Hospital, Madurai, India

The complete Essilor sustainable development report is available at www.essilor.com


rilux progressive lenses

VARILUX®

FOR 45 YEARS, VARILUX® HAS STEADILY PUSHED BACK THE LIMITS OF INNOVATION, TO GIVE PRESBYOPIC PEOPLE EVERYTHING THEY WANT IN A PROGRESSIVE LENS.
IN 2003, THIS CONSTANT FOCUS ON INNOVATION LED TO THE DEVELOPMENT OF A NEW PRODUCT LINE – THE VARILUX® IPSEO™.

Varilux®: a global brand

The most often prescribed progressive lens in the world, Varilux® offers clear, accurate vision at any distance.
In 1959, the first Varilux® lens revolutionized ophthalmic optics. Since then, its surfaces and optical processes have been constantly redefined and improved, driving the sale of 300 million lenses worldwide. Varilux® is protected by a large number of patents.


Varilux Panamic
Perfekt syn til alle sider
VARILUX

Advertising for the Varilux® Panamic® in Denmark.

Presbyopia and progressive lenses

Presbyopia is a physiological process related to the aging of the eye, which affects near vision beginning around age 40.
It affects everyone around the world and is becoming more prevalent as the population ages. By enabling wearers to see objects clearly, whether near, far or in between, progressive lenses are the most effective solution for correcting presbyopia and restoring visual accommodation, so invaluable in reading, for example. Thanks to their growing popularity, progressive lenses now outsell bifocals.



Your vision is unique.
Discover the unique lens designed from your own visual behavior.
VARILUX

Japan:
launch of Varilux® Ipseo™.



VARILUX
一人ひとり、物を見るにはクセがある。
“視紋”でつくるカスタムメイド遠近両用メガネレンズ
Varilux® Ipseo®
（バリラックス イプセオ）





The exclusive VisionPrint system™ measures eye and head movements to take each person's visual imprint.

Varilux® Ipseo™

In October 2003, Varilux Ipseo was awarded a gold medal at the Salon International de l'Optique Lunetterie in Paris.

Varilux® Ipseo™ is the first personalized progressive lens tailored to each wearer's specific visual characteristics.
The development of Varilux® Ipseo™ grew out of the observation that people's eye and head movements are as unique as their fingerprints.
These movements are measured by an optician using the VisionPrint system™.
The data is then used by Essilor prescription laboratories to create a unique optical surface that matches the wearer's physiological characteristics.
Made of 1.67 ultra high-index material and treated with Crizal® Alizé™ anti-reflective coating, Varilux® Ipseo™ is our most advanced lens. Launched in summer 2003 in Germany and Japan, it will be deployed elsewhere in Europe and around the world in 2004.

Crizal®

IN 2003, ESSILOR REACHED A NEW TECHNOLOGICAL MILESTONE WITH THE LAUNCH OF CRIZAL® ALIZÉ™, A REVOLUTIONARY COATING DEVELOPED THROUGH A UNIQUE COMBINATION OF PROPERTIES THAT MAKES LENSES MORE SMUDGE-RESISTANT AND EASIER TO CLEAN.

Crizal®: the benchmark in anti-reflective lenses

Strong and durable, the Crizal® anti-reflective, scratch-resistant and smudge-proof coating is the treatment of choice for plastic lenses.
Launched in 1993 and sold around the world, Crizal® has become the market benchmark.

The anti-reflective advantage

By eliminating glare, anti-reflective lenses let the eyes come shining through. They also improve contrast and visual acuity, especially at night. While just one-third of lenses sold worldwide have anti-reflective properties, Japan is showing the way to the future with 98% coverage. Anti-reflective lenses are enjoying fast growth around the world, especially in the United States, where their growth potential is still very high.


Lentes
Crizal®
Para ver e ser visto melhor.
ESSILOR
Anti-reflexo
Resistentes a arranhões
Fáceis de limpar

A Brazilian poster for Crizal® lenses.




AR lenses that are truly easy to clean.
Of course everyone wants to get their hands on a pair.

A print advertisement for Crizal® Alizé™ in the United States.

Crizal® ALIZÉ™ : so clear, so clean

Crizal® Alizé™, the third generation of Crizal® lenses, represents a technological breakthrough on two fronts.

First, the new coating uses a unique, high-performance, nanotechnology-based manufacturing process that, during polishing, enhances the lens' water and grease-repellant properties. The results are impressive, with lenses that are highly smudge-resistant and easier to clean. In a recent survey, 97% of wearers rated their lens "easy" or "very easy" to clean.

Second, Essilor has designed a highly innovative film that protects the lens during tooling in prescription laboratories and optician shops; this film is removed before mounting.

Introduced in several countries in second-half 2003, Crizal® Alizé™ has been enthusiastically received by customers and will be launched worldwide in 2004.

Sunlenses

2003 WAS ALSO THE "YEAR OF THE SUN" AT ESSILOR AS WE CREATED A SUNLENS DEPARTMENT, LAUNCHED INNOVATIVE PRODUCTS AND DEVELOPED NEW TECHNOLOGIES – ALL DESIGNED TO MEET CUSTOMER AND CONSUMER DEMAND WHILE STRENGTHENING POSITIONS IN THE MARKET FOR CORRECTIVE SUNLENSES.


NEW
Xelios OpenView
and protection with style
Wraparound corrective lenses
ESSILOR

An expanding market...

In recent years, the sunglasses market has been growing by an average 10% a year in developed countries, driven by a combination of eye protection, fashion, and lifestyle concerns. Consumers are increasingly aware of the risks of overexposure to sunlight, ultraviolet rays, wind and pollution. In addition, the popularity of such leisure activities as cycling, hiking, skiing, snowboarding, surfing and boating have created strong demand for protective glasses sold under specialty brands. Lastly, designer sunglasses are now considered to be an indispensable fashion accessory.

...with growth potential

Although the sunglasses market is expanding, recent surveys conducted for Essilor by France's Institut BVA show that it still has growth potential. According to the surveys:

- 40% to 45% of people in the United States, Germany and France wear either corrective or non-corrective sunglasses, compared with 57% in Italy and 80% in Australia.
- 40% of people who wear corrective lenses do not have prescription sunglasses and 28% have no sunglasses at all.



OpenView™ wraparound corrective lenses. This new product of Essilor technology is a corrective lens that fits all curved frames and offers an exceptionally wide and sharp field of vision.

Combining protection and correction

Essilor has always been active in the sunlens segment, but took an important strategic step in 2003 with:

- An expanded lineup of polarized lenses that eliminate reflected glare from roads, water and snow.
- A Varilux® Panamic® lens, designed in the United States especially for Oakley®, which retains the original properties of the brand's sunglass lenses.
- Lenses with entirely recalculated optics for wraparound frames or mask models that widen the field of vision and "wrap" eyes to provide effective protection from sun, wind and dust.
- The creation of Xelios™, Essilor's future corrective sunlens brand.
- The deployment of new technologies using polarizing filters, developed through the unique capabilities of Specialty Lens Corporation in the United States and BNL in France.





Polarized lens demonstrator: by blocking reflected light, polarized lenses filter out bothersome glare and recreate a natural image.



FUSIO™

Created from the combined research of Nikon and Essilor, Fusio™ has a refraction index of 1.74, the highest of any plastic lens. This makes the premium lens not only the thinnest in the market but also two or three times lighter than a glass lens. Ideal for severe ametropia, Fusio™ minimizes distortion and offers 100% protection from ultraviolet light, easing eyestrain while enhancing appearance. Introduced in Europe in 2004, Fusio™ will be marketed in both progressive and single vision versions.

Nikon

In 2000, Essilor and Nikon merged their ophthalmic optics businesses in Japan to create Nikon-Essilor. Leveraging the partners' research and development programs, Nikon-Essilor markets the lenses of both brands in Japan and Nikon® lenses around the world. Well-known to consumers for its expertise in photography, Nikon® also manufactures high-tech lenses combining thinner, lighter materials with flat surfaces that offer advanced optical performance.

Transitions®

Right in any light

Transitions® variable tint or photochromic lenses adjust to light intensity. Perfectly transparent indoors, they quickly darken to the tint of sunglasses when exposed to ultraviolet rays. They also block 100% of UVA and UVB rays, as well as glare. Thanks in part to their higher activation rate, the fourth generation of Transitions® lenses has proven highly successful since its launch in 2002 and helped to increase overall market share for photochromic lenses. The world leader in photochromic lenses with more than 1,000 employees around the world, Transitions Optical Inc. is a joint partnership of Essilor and PPG Industries, the Pittsburgh-based chemicals company.


WHEN THEY NEED IT
THEY'LL SEE IT
Transitions
Right in any light

Airwear®

Light and resistant

The ultimate in polycarbonate lenses, Airwear® delivers exceptional resistance to impact and scratches. Very light and thin, it also blocks UVA and UVB rays and offers outstanding transparency when treated with the Crizal® anti-reflective coating. With its unmatched features, Airwear® is suitable for a wide variety of wearers.


Airwear®
Ultra light, full protection lenses
Ultra light, 100% UV protection, enhanced impact resistance
ESSILOR

The Airwear® ad campaign in the Asia-Pacific region.

FINANCIAL AND INVESTOR INFORMATION

Complete, audited financial and legal information for shareholders can be found in the 2003 "Reference Document" filed with France's Autorité des Marchés Financiers. The Reference Document is available on request from Essilor headquarters and at www.essilor.com, in the Shareholders / Investors section.



Transitions® photochromic lenses

FIVE-YEAR FINANCIAL SUMMARY

(€ millions)	2003	2002	2001	2000	1999
RESULTS					
Sales	**2,116**	2,138	2,070	1,978	1,662
Gross margin [1]	***60.6%***	*59.7%*	*56.7%*	[2]	[2]
Operating income	**365**	341	311	274	229
Operating margin	***17.2%***	*15.9%*	*15%*	*13.9%*	*13.8%*
Non-operating expense, net	**15**	26.2	29	9.5	6
Net income before amortization of goodwill	**223**	206	166	164	141
Net income	**200**	182	143	135	121
Net margin	***9.5%***	*8.5%*	*6.9%*	*6.8%*	*7.3%*
CASH FLOWS					
Cash flow	**354**	335	286	273	241
Capital expenditure	**150**	145	127	182	154
Financial investments	**150**	37	57	335	43
Dividends paid [3]	**59**	46	41	36	33
Increase (decrease) in net debt	**(66)**	(158)	(145)	302	22
BALANCE SHEET					
Shareholders' equity	**1,206**	1,212	1,207	1,047	1,147
Net non-current assets	**1,049**	1,088	1,199	1,204	1,014
Inventories and work in progress	**310**	325	348	351	326
Borrowings	**709**	415	417	578	274
Net debt	**97**	163	321	466	164
RATIOS (as a %)					
Return on assets (ROA)	**24.1**	21.2	16.9	15.7	14.7
Return on equity (ROE)	**16.6**	15	11.8	12.9	10.5
Debt-to-equity	**8**	13	27	44	14
PER-SHARE DATA (in euros)					
Net assets [4]	**11.92**	11.99	12.08	10.66	11.00
Net earnings [4]	**1.98**	1.82	1.43	1.29	1.16
Diluted restated net earnings [4]	**1.95**	1.81	1.43	1.29	1.15
Dividend (before tax credit) [4]	**0.56**	0.50	0.41	0.39	0.34
OTHER					
Employees	**23,607**	23,269	22,309	22,186	20,899
Shares outstanding at year-end [4] [5]	**102,740,108**	102,683,613	101,075,891	106,677,800	105,777,470

[1] Sales less cost of sales
[2] Not calculated before 2001
[3] Dividends paid for the previous year, including dividend equalization tax
[4] Restated for the 10-for-1 stock split in 2001
[5] Including shares held in treasury

2003 OVERVIEW

(€ millions)	2003	2002	
Sales	2,116.4	2,138.3	-1.0%
Operating income	364.9	340.6	7.1%
Pre-tax income after non-operating items	316.4	277.7	13.9%
Net income	200.3	182.4	9.8%
Earnings per share (in €)	1.98	1.82	8.8%
Cash flow	354.0	335.4	5.5%

In 2003, the geopolitical and economic environment was shaped by the war in Iraq, the SARS epidemic in Asia and the sharp fall in the dollar. Essilor adapted swiftly to this difficult environment, turning in an excellent performance. This testified to the quality of Essilor's innovation-driven product strategy and led to additional market share gains. The Company also embarked on a new period of sustained external growth, acquiring 14 new subsidiaries operating in its core business. Despite the high level of investment, Essilor also continued to pay down debt, ending 2003 with a stronger balance sheet.

Sales by market



Asia - Pacific others 7.1%
Latin America 2.3%
North America 41.1%
Europe 49.5%

Employees by region



Asia - Pacific Latin America others 28.7%
Europe 39.8%
North America 31.5%

ESSILOR'S POSITION IN THE OPTICAL MARKETS

Essilor is the world leader in ophthalmic optical products, ahead of its two main competitors, Hoya (Japan) and Sola Inc. (United States). Its global market share tops 20% in volume and 25% in value.

In 2003, volumes in the global ophthalmic optical products market remained flat; however, the value of the market continued to rise, reflecting the gradual shift in the sales mix towards high technology lenses.

In general, the market remained shaped by the broad trends observed in previous years:

- The substitution of plastic lenses for glass lenses. Glass lenses are on the verge of disappearing in developed countries and their sales are declining rapidly in emerging countries. For example, their market share has fallen to below 50% in China, a market like India where glass lenses still dominate.
- In the plastic lens market, the substitution of high performance materials, such as high index and polycarbonate lenses, for the traditional CR39 1.5-index lenses.
- The growing market share of anti-reflective lenses, which is expected to reach 100% in the future. In Japan, nearly all lenses are sold with anti-reflective coating and anti-reflective lenses will soon dominate the market in Western Europe.
- The substitution of progressive lenses for bifocals. Bifocals now account for only a very small proportion of the global market. However in the United States and India, they still have a significant but declining market share.
- The growing demand for photochromic (variable-tint) lenses, which adjust to the intensity of light.

One of the driving forces behind the trend towards value-added products has been Essilor's innovation strategy, which continued to pay benefits in 2003. This strategy lead to a more than 10% increase in unit sales of high index and polycarbonate lenses, as well as of anti-reflective and photochromic lenses. The Company also consolidated its strong positions in the progressive lens market. Sales of CR39 1.5-index lenses were slightly down on 2002, reflecting market erosion worldwide. Glass lens sales also fell, a trend that had been largely anticipated. All in all, in 2003, despite a generally challenging business environment, Essilor's focus on the fastest growing segments enabled it to increase market share.

The Company has solid positions in all high value-added segments of the lens market, with strong brands:
- Varilux® and its product range, in progressive lenses.
- Airwear®, in polycarbonate lenses.
- Stylis®, in 1.67 high index lenses.
- Crizal® and Crizal® Alizé™, in anti-reflective, smudge-proof and other treatments.
- Transitions® in photochromic (variable-tint) lenses. The latest generation Transitions® lenses, launched in 2002, remained highly popular in 2003.

By combining different materials, different optical surfaces and different treatments, year after year Essilor creates new products – for example, Crizal® Alizé™ high index corrective lenses or polycarbonate Varilux® lenses – that enhance the product mix and meet the increasingly sophisticated needs of eye care professionals and consumers alike. Essilor has the largest product portfolio in the global ophthalmic optical market.


INVISIBLE
PROTECTIO

VISIBLE
RESULTS


NEW PRODUCTS

New product launches concerned ophthalmic lenses, which currently account for nearly 95% of sales.

(€ millions)	2003 (3)	2002 (1)	2001 (1)
Corrective lenses and lens-related products	1,984.9	2,010.0	1,951.2
Instruments(2) and other products	131.5	128.3	119.2
	2,116.4	2,138.3	2,070.4

(1) 2002 and 2001 figures have been restated based on the 2003 presentation.
(2) Lens preparation instruments.
(3) Including an 8.8% negative currency effect.

2003 was a particularly fertile year, with 30 new products brought to market:

- Varilux® Ipseo™, the first personalized progressive lens that adapts to the specific head and eye movements of individual wearers. Personalization begins with the optician, who measures the customer's visual imprint. The measurements are sent to the laboratory where they are processed to create a unique lens design, which is then made specifically for the customer using a digital surfacing machine. Varilux® Ipseo™ is the first of a new generation of progressive lenses. After Japan, Germany and Austria in 2003 and France in January 2004, worldwide rollout will continue in 2004.
- Crizal® Alizé™, an anti-reflective lens with a highly effective anti-smudge coating developed using nanotechnology. The treatment successfully addresses the main complaint of anti-reflective lens users by reducing dirt build-up and making the lens much easier to clean. Crizal® Alizé™ was introduced in the second half of 2003 in several countries of Europe and North America, and will be rolled out to the rest of the world in 2004.
- Fusio™, the world's thinnest lens (1.74 index), which was launched in Italy at the end of 2003.

A NEW FOCUS ON SUNLENSES

In 2003, Essilor set up a new "Sunlens" department to respond more effectively to the strong global demand for corrective and/or protective sunglass lenses. Several initiatives have been launched to grow this business, based on:

a) The development of new ranges of corrective sunlenses, led by:
   - the introduction of polarized lenses.
   - the partnership with US-based Oakley and the launch of an exclusive sunglass lens, the Oakley® Varilux® Panamic®.
   - the acquisition of Specialty Lens Corp (SLC) based in the United States (see "Acquisitions").

b) The expansion of the Company's presence in premium non-corrective (afocal) sunlenses, by acquiring BNL in France (see "Acquisitions").

CONSOLIDATED SALES

Sales growth

	Like-for-like	Scope of consolidation	Currency effect
2003	4.3%	3.5%	-8.8%
First half	*2.3%*	*0.8%*	*-10.8%*
Second half	*6.5%*	*6.4%*	*-6.6%*

Consolidated sales dipped 1% to €2,116 million. This was due to a significant 8.8% negative currency effect, related to the Brazilian real, the Japanese yen, the British pound and, above all, the US dollar, which fell by nearly 17% against the euro.

In the first half of the year, like-for-like sales were held back by difficult conditions in North America and Asia. Momentum was restored in the second half, with a good third quarter followed by an even better fourth quarter, led by Germany and the United States.

The product mix improved in both the first and second halves, confirming once again the quality of the Company's innovation-driven product policy.

The 3.5-point impact of acquisitions was attributable to the consolidation of the 14 companies acquired in 2003, and was focused mainly on the second half. Spread across all continents, these new businesses contributed €74.5 million worth of sales in 2003.

SALES PERFORMANCE BY GEOGRAPHIC MARKET

(€ millions)	2003 Sales	2002 Sales	Like-for-like growth
Europe	1,048.0	973.4	7.3%
North America	869.3	970.4	1%
Asia-Pacific and other	149.7	143.3	2%
Latin America	49.4	51.2	17%

EUROPE: ROBUST GROWTH

In Europe, like-for-like sales rose 7.3%. Excluding Germany, which enjoyed an exceptional surge in sales in the final part of the year, like-for-like growth came to 5.6%.

In a challenging year when euro zone GDP grew by a scant 0.5% and some countries slipped into recession, Essilor increased its sales and won additional market share. These gains were accompanied by an improvement in profitability, testifying to the Company's ability to achieve a good performance in Europe year after year. The multi-network distribution policy (Essilor, BBGR and Nikon) was rolled out to new







countries, providing deep coverage of the market with different products and brands. BBGR, which made a significant contribution to sales growth, established a foothold in Germany through the acquisition of Rupp und Hubrach and opened a subsidiary in Spain at the end of the year.

In **France**, like-for-like sales were 5.8% higher. The Company further strengthened its positions among independent opticians and optical chains and groupings, while improving productivity, service quality and margins. Strong anti-reflectives sales were further boosted by the launch of Crizal® Alizé™. Demand was also stimulated by Transitions® photochromic lenses and 1.67 Stylis® high index lenses. Polycarbonate lenses remained in demand, due to their robustness. Good results were also achieved in the corrective sunglass lens market.

2003 was a very good year in the **United Kingdom, Ireland, Spain** and **Northern Europe**, but market conditions were more challenging in other countries such as **Italy, Portugal, Belgium, Switzerland** and **Austria**.

Some of the highest growth was in **Germany**, where sales rose sharply following the announcement that substantially all optical products would no longer qualify for social security reimbursements as from January 1, 2004. After a lackluster first half, sales skyrocketed from September onwards. Demand was such that organizational changes had to be made to maintain the same standards of product quality and service efficiency. During the year, Essilor rose to the No. 1 position in Germany – Europe's largest market – through BBGR's acquisition of Rupp und Hubrach (see "Acquisitions"). Rupp und Hubrach also benefited from the surge in demand, turning in a very good performance.

In the **United Kingdom** and **Ireland**, Essilor outperformed the market thanks to an improved product mix. The partnership between BBGR and Dollond & Aitchison (D&A) is an unqualified success. D&A was acquired by BBGR in 2001 and after two years of reorganization, is offering a service in line with the optical chain's ambitions. Growth in D&A's sales has been driven by product quality and a determined marketing strategy supported by very popular anti-reflective and polycarbonate lenses.

In **Eastern Europe**, sales growth topped 20% and margins were good, particularly in Hungary, the Czech Republic and Poland. The Warsaw laboratory steadily expanded its presence in the local market and strengthened its role as the hub for several European countries.

Novisia increased its sales of Nikon® lenses in Europe, achieving particularly good results in France.

NORTH AMERICA: AN UNEVEN YEAR

Like-for-like sales in North America grew 1%.

• United States

In the first half of the year, the US optical market was weakened by the climate of uncertainty created by the war in Irak, although optical chains were less badly hit than independent opticians. Sales started to pick up in August-September and the growth rate accelerated in the fourth quarter. In all, the US market contracted by an estimated 2% in volume over the full year.

Against this difficult background, the Company registered an improvement in product mix. Anti-reflectives drove growth in high value-added lens sales, in the market as a whole and for Essilor. Over the year, the US market share of anti-reflective lenses climbed from 17% to 19%. Essilor's Crizal® brand lenses were the biggest selling anti-reflectives in the market, attesting to their excellent technical properties and the use of this treatment by a growing number of laboratories. Increased demand for anti-reflective lenses also strengthened strategic alliances with independent laboratories which are licensed to use Essilor's anti-reflective technology in exchange for purchasing lenses and services from the Company.

Partnerships were also expanded with several major optical chains, including LensCrafters and Wal-Mart, giving them access to more advanced technologies and enabling them to diversify their offer of high value-added products. These partners are served by dedicated laboratories with specific products.

The new generation Transitions® lenses went from strength to strength, building on a very good year in 2002. Sales of Crizal® Alizé™ and 1.67 high index lenses got off to a good start and look set to achieve their full market potential in 2004.

• Canada

In a generally flat market, Essilor increased both unit sales and revenues with all market participants by developing specific services for each one. The Transitions® and 1.67 high index lens offerings were expanded. Polarized sunlenses were launched and the new Crizal® Alizé™ anti-reflective lens was an instant success. Several laboratories were acquired during the year (see "Acquisitions").

• VisionWeb

During 2003, the American Optometric Association (AOA) and Transitions Optical, Inc. became VisionWeb shareholders, reducing Essilor's interest to less than 45.6%. VisionWeb is the Internet platform set up by Essilor in the United States to serve the entire optical industry. Its other shareholders are Johnson & Johnson Vision Care Inc., AMO (a subsidiary of Allergan), Jobson Publishing and Marchon, an eyewear manufacturer.
VisionWeb's sales were still fairly low in 2003, but the network continued to extend its reach; several thousand opticians already log onto the site and the number is growing steadily. Optical chains have also started using the service, which represents a highly efficient order management solution. In Canada too, the volume of online orders is growing. During 2003, VisionWeb launched a solution providing instant connectivity to healthcare management organizations, enabling opticians and optometrists to automate key business functions throughout the reimbursement cycle. This is just the latest example of the increasingly essential services offered by VisionWeb to optical practitioners.





ASIA – PACIFIC REGION: A CHECKERED PICTURE

Sales by the distribution subsidiaries rose 7.6%, but the method used to consolidate the sales of local plants adversely impacted the region's total contribution, which only increased by 2% like-for-like.
The SARS epidemic weighed heavily on sales in several parts of the region until mid-summer. Growth was nevertheless satisfactory, helped by the strong increase in sales of Nikon® and Transitions® lenses.

Nikon-Essilor in Japan
The Company is represented in Japan by Nikon-Essilor. In 2003, market volumes declined and the market share of local companies came under heavy attack from low-cost imports. Nikon-Essilor's domestic sales contracted by 6.1% in local currency. This resilient performance in a difficult environment was attributable to the company's positioning among opticians and regional optical chains, which were less affected than the major national chains. Products such as the very high index (1.74) lens launched in Japan at the end of 2002, the new Easy Clean treatment and Varilux® Ipseo™ helped to shore up volumes.

Outside Japan, Nikon-Essilor's subsidiaries in Canada and the United Kingdom posted robust sales figures, reflecting the Nikon® brand's strong image in these markets.

All told, Nikon-Essilor increased global sales in local currency and improved earnings, despite unfavorable conditions in Japan. Nikon-Essilor is consolidated on a 50% basis. After conversion into euros, its contribution to Essilor 2003 sales was unchanged compared with 2002.

In **China**, the SARS epidemic weakened sales in the first half of the year and although volumes picked up in the second half, full-year sales growth was fairly limited. As the leading company in the premium segment, Essilor's profitability held up well. Factors underlying this performance included the success of polycarbonate lenses and the launch of progressive lenses. Also in China, a new plant, built by a subsidiary of 50%-owned Essilor Korea, came on stream during the year to support expansion in the low-cost segment.

In **South Korea**, the alliance set up in 2002 with Samyung Trading Co. Ltd got underway in January and met the sales and income targets set for the first year of operation. South Korea is now Essilor's third largest market in the Asia-Pacific region, behind Japan and Australia.

Among the other Asian markets, sales growth in **Malaysia, Indonesia** and **the Philippines** remained in the double digits, reaching 20% in some cases. In **Hong Kong**, sales were weakened to some extent by SARS in the first part of the year, but recovered in the second half. In **India**, sales rose strongly, helped by significant market share gains in the organic lens segment, which is expanding steadily and reducing the dominance of glass lenses. **In Singapore**, where economic conditions were more challenging, Essilor deepened its presence by setting up a company to acquire the assets of an existing laboratory. Lastly, in **Australia** and **New Zealand**, sales and earnings continued to rise at a brisk pace.

LATIN AMERICA: STRONG MOMENTUM

Sales in Latin America rose 17% in local currency. The region's economies remained fragile and consumer purchasing power contracted in several countries. Competition heated up at the low end of the market, due to growing imports from Asia. Again, despite these difficult conditions, Essilor outperformed the market.

In **Brazil**, sales increased in both volume and value. In **Argentina**, the Company emerged from the economic crisis with its marketing potential intact and highly-motivated teams. Essilor staged an outstanding recovery, despite a shift in product mix towards the lower end of the market due to the population's restrained financial circumstances. In the **other countries** of Latin America, with the exception of Chile, markets were weakened by lackluster economic conditions and competition from low-cost products. Essilor nevertheless succeeded in holding onto its position.

REST OF THE WORLD

Sales rose by nearly 20% in **South Africa**, where Essilor is ranked second and is actively strengthening its position. In 2004, for example, an anti-reflective coating unit will be set up to serve the local market. Essilor is also present in many other countries, mainly in Africa and the Middle East, through distributors.

INSTRUMENTS

Essilor is the world leader in lens edging and vision screening instruments. 2003 was a generally good year, although at 2.7% like-for-like sales growth was slower than in 2002, when exceptionally large instrument deliveries were made to major US optical chains. In 2003, the impact of the non recurrence of these sales was only partially offset. However, increased sales to independent opticians led to further market share gains. Overall, the product segmentation strategy continues to drive growth with firm margins.

For vision screening instruments, 2003 was a transition year shaped by the integration of US-based Stereo Optical. Sales in the United States were adversely affected by state budget restrictions, but profitability held up well.

PRODUCTION AND CAPITAL EXPENDITURE

In 2003, total production volume held firm at around 180 million lenses. The production rationalization program was pursued, with a small reduction in CR39 output and robust growth in high index and polycarbonate lens production.
Further moves were made to transfer production away from the Park Street plant in Florida, which is scheduled to close in 2004, leaving only engineering and R&D on the site.






VARILUX

2003 was another year of productivity gains and improved return on manufacturing assets. Production of 1.67 index lenses in Thailand got off to a strong start in late 2002-early 2003 and performance levels improved at a faster-than-expected pace over the year. New surfaces were added, notably in Thailand to cope with increased polycarbonate lens volumes, and new 1.67-index lens capacity came on stream during the year.

PRESCRIPTION LABORATORIES

The prescription laboratories surface, coat, edge and mount lenses.

In the United States, where information systems were extensively reorganized in 2003, the laboratories are continuing to improve performance and profitability. A new organizational structure based on eight regions was set up to offer customers a better, more local service.

In Europe, the program to build computer links between laboratories and with the sales outlets was pursued. This provided scope to organize production on an international basis, reduce average costs and establish more flexible order management systems. Modeling their activities on those of the North American laboratories, a growing number of prescription lens centers are offering lens edging and mounting services, in order to deliver complete eyeglasses to opticians. This service responds effectively to the needs of the major retail chains, as can be seen from Dollond & Aitchison's successful experience in the United Kingdom.

RESEARCH AND DEVELOPMENT

Innovation is one of Essilor's hallmarks and R&D budgets generally represent around 5% of sales. Reflecting this commitment, 30% to 35% of sales are generated by products that are less than three years old.

The Company's latest two products, the Crizal® Alizé™ lens and the new Varilux® Ipseo™ progressive lens, illustrate the results of the R&D effort. Both products represent technological breakthroughs – the Varilux® Ipseo™ lens in the area of micromachining and the Crizal® Alizé™ lens in the application of nanotechnologies.
Highlights of the year included the September inauguration of a new research center in Singapore. The center will actively monitor technological developments and will work with the Singapore laboratory to develop new prescription lens production processes.
In France, a framework agreement was signed with the National Center for Scientific Research (CNRS), building on a partnership that has existed for five years. One of the outcomes of the agreement will be the creation of a joint Essilor-CNRS laboratory in 2004. Lastly, in 2003 the R&D skill set was bolstered by the recent acquisition of companies with their own R&D departments. Examples include Rupp und Hubrach, which has proprietary lens treatment and surfacing techniques, BNL, a recognized expert in sunglass lenses, and Specialty Lens Corp., which has contributed its expertise in polarized lenses. Essilor's South Korean partner also has its own R&D capability. All of these high performance teams will remain in their original units while actively developing synergies with their counterparts in other units.

ACQUISITIONS

A number of acquisitions were made in 2003. The new companies, which represent annual sales of more than €160 million, contributed €74.5 million to consolidated sales for 2003. Most of them are prescription laboratories or have enabled the Company to acquire new technologies.

In the United States, the Company acquired:
• **Nassau Lens Company** (2002 sales: $62 million – 400 employees), America's leading distributor of finished lenses to opticians and optometrists. The New Jersey-based company has 12 distribution sites serving the entire country and three prescription laboratories. Direct distribution of finished lenses has grown rapidly in the United States in recent years and the acquisition extends Essilor's range of local distribution channels. Nassau was consolidated as from July 1, 2003.
• **Omni Optical Lab** (2002 sales: $11 million – 80 employees), based in Beaumont, Texas. Formerly a member of the Consolidated Vision group, which owns one of America's ten largest optical chains. The company delivers a wide range of products to optical stores in six southern states.
• **Optical Suppliers Inc.** (2002 sales: $5 million – 50 employees), Hawaii's largest prescription lens laboratory.

In Canada, the Company acquired five laboratories representing combined sales of some €4 million:
• **Morrison Optical**, based in Saskatoon, Saskatchewan.
• **Custom Surface**, based in Winnipeg, Manitoba.
• **Optique de l'Estrie**, based in Sherbrooke, Quebec.
• **OPSG** based in London, Ontario.
• **Metro Optical Ltd**, based in Edmonton, Alberta.

In India, Essilor acquired the assets of **Vision Express**, a prescription lens laboratory.

In Germany, subsidiary BBGR acquired its local distributor, **Rupp und Hubrach** (2002 sales: €54 million – 600 employees). Rupp und Hubrach, which is ranked fifth in the German corrective lens market, owns two prescription laboratories, one in Germany and the other in Ireland. Rupp und Hubrach was consolidated as from October 1, 2003.

Two sunlens companies were also acquired:
• **Specialty Lens Corp** (2002 sales: $4 million – 40 employees) based in Salt Lake City, Utah, USA. SLC specializes in polarized corrective sunlenses that eliminate glare from reflective surfaces, such as water, snow and road surfaces, and reduce transmission of harmful sunlight. The polarized lens market is rapidly extending from the United States to Europe and Japan.
• **BNL** (2002 sales: €11 million – 60 employees) in France. BNL is a manufacturer of high-end non-corrective (afocal) sunglass lenses at the forefront of innovation. Its products also include polarized polycarbonate lenses.

Lastly, **Essilor Korea**, a 50/50 joint venture with South Korea's Samyung Trading Co. Ltd, was consolidated as from February 1, 2003. Essilor Korea reported sales of approximately €32 million in 2003.







2003 Financial Review

RESULTS

Cost of sales – operating expenses

Gross margin (sales less cost of sales) increased in each of the last three years, rising by 0.9 points in 2003 to 60.6% from 59.7% the previous year. The steady rise was directly attributable to an improvement in product mix. At the same time, operating expenses (as a percentage of sales) contracted by 0.4 points.

Operating income and operating margin

Operating income grew 7.1% in 2003 to €364.9 million. Operating margin was 1.3 points higher, at 17.2%, a rate well in excess of the 16% target set for 2003. This was attributable to:

- Increased gross margin and tight control over operating costs.
- Improved profitability, in local currency, in all of the Company's operating regions including the United States, where profitability improvement targets were met despite difficult market conditions.
- A significant improvement in the results generated by Transitions.
- An exceptional surge in profits of the German subsidiaries (Essilor Germany and Rupp und Hubrach) at the end of the year.

Net interest expense

Net interest expense contracted by 8.6% to €33.5 million, primarily reflecting a significant reduction in net debt. Interest on the convertible bonds issued in June 2003 was largely offset by the interest earned by investing the issue proceeds.

Non-operating expenses

Non-operating expenses amounted to €14.9 million versus €26.2 million in 2002. The change of consolidation method applied to VisionWeb – representing €5.1 million in losses accounted for by the equity method in 2003 – had a favorable impact. Based on a comparable scope of consolidation, non-operating expenses were down by 47.3%.

(€ millions)	**2003**	2002	% Change
Non-operating expenses - reported	**(14.9)**	(26.2)	--
O/w dilution gain*	--	8.2	--
O/w VisionWeb	--	(6.1)	--
Non-operating expenses – like-for-like	**(14.9)**	(28.3)	-47.3%

* On the May 2002 share issue by minority-owned Bacou-Dalloz.

The main components of non-operating expense are:

- Provisions for the cost of closing the Florida plant in the United States in 2004 (€9.6 million).
- Restructuring and reorganization costs to improve operating efficiency in Europe and the United States (€2.4 million).

These costs were partly offset by a €4.5 million gain on the sale of an office building in the Paris area.

Pre-tax income after non-operating items

Pre-tax income after non-operating income came to €316.4 million, an increase of 13.9% over 2002.

Corporate income tax

The effective tax rate paid by the Company was 28.5% in 2003 versus 28.2% in 2002. The modest increase was due to higher taxes in the United States and the Company's good performance in Germany where the corporate tax rate is at the high end of European rates.

Net income of companies accounted for by the equity method

In 2003, this item included Essilor's €5.1 million equity in the losses of VisionWeb, which was previously fully consolidated. The inclusion of VisionWeb and the lower profits of Bacou-Dalloz explain the swing to a negative contribution of €2.9 million in 2003 from a €6.6 million positive contribution in 2002.

Amortization of goodwill

Amortization of goodwill amounted to €22.5 million. Despite the large number of acquisitions carried out during the year, the 4.9% decrease compared with 2002 was due to the fact that the majority of goodwill concerns US companies and is therefore denominated in dollars.

Net income and earnings per share

Net income before minority interests rose 10% to €200.6 million, representing 9.5% of sales compared with 8.5% in 2002. Net income came to €200.3 million, an increase of 9.8% over 2002. Earnings per share were 8.8% higher at €1.98.

BALANCE SHEET

Inventories and working capital

Inventories fell to €309.6 million from €325.2 million in 2002, reflecting strong logistics and efficient information systems. Tight control over inventories drove a further reduction in working capital.

Capital expenditure and financial investments

(€ millions)	**2003**	2002	2001
Capital expenditure net of the proceeds from asset sales	**139.9**	140.0	120.1
Depreciation and amortization (excluding amortization of goodwill)	**122.8**	127.4	118.3
Financial investments	**150.2**	37.2	56.8
Cash flow	**354.0**	335.4	286.4





Gross capital expenditure, before deducting the proceeds from asset sales, totaled €149.4 million, representing 7% of consolidated sales. The proportion of the budget earmarked for the prescription laboratories rose sharply, to meet the growing need for anti-reflective coating equipment.

Financial investments amounted to €150.2 million. Of the total, €124.2 million concerned the acquisitions carried out during the year (see "Acquisitions") and the balance related to purchases of treasury stock.

Debt
(€ millions)

Operating cash flow	348	Capital expenditure	150
Proceeds from employee share issue	26	Change in working capital, currency effect, provisions	(41)
Proceeds from disposals of property, plant and equipment and investments	10	Dividends	59
		Financial investments	150
		Reduction in net debt	66

Improved profitability, the Company's robust performance, particularly in the second half, and the reduction in working capital all contributed to a €65.7 million reduction in debt despite higher total investment. At December 31, 2003, net debt stood at €97.4 million. The total proceeds from the July 2003 convertible bond issue were invested in marketable securities and the issue therefore had no impact on net debt.

The net debt-to-equity ratio stood at 8% versus 13% at end-2002. The improvement would have been even greater, had it not been for the substantial negative translation adjustment that limited the rise in shareholders' equity.

Ratios
• Return on equity (ROE)
Return on equity (defined as the ratio of net income to shareholders' equity) climbed to 16.6% in 2003 from 15% the previous year. The ratio has risen steadily over the last three years, reflecting the Company's improved profitability.
• Return on assets (ROA)
Return on assets (defined as the ratio of EBIT to fixed assets and working capital) increased in each of the last four years, thanks to disciplined management of inventories and capital expenditure budgets. The ratio stood at 24.1% in 2003 versus 21.2% the previous year.

Capital Stock

CHANGES IN CAPITAL STOCK IN 2003

Changes in capital stock in 2003 were as follows:
• €280,000 reduction, through the cancellation of 800,000 shares held in treasury.
• €146,216.70 increase, excluding premiums, corresponding to the issue of 417,762 new shares on exercise of stock options.
• €153,556.55 increase, excluding premiums, corresponding to the issue of 438,733 new shares to the Essilor 5 and 7-year employee stock ownership plans (FCPE Groupe Essilor). The shares were issued at a price of €28.21 and €32.59, respectively, representing a 20% discount to the average of the opening prices quoted for Essilor common stock over the twenty trading days preceding the date of the Board decisions, on June 11 and November 18 respectively.

OWNERSHIP STRUCTURE AT DECEMBER 31, 2003

At December 31, 2003, the Company's capital stock amounted to €35,959,037.80, represented by 102,740,108 shares of common stock each with a par value of €0.35.

	Number of shares	%	Number of voting rights	%
Employees (in France and abroad)				
- FCPE Valoptec International	5,026,774	4.9	10,053,548	9.1
- FCPE Groupe Essilor 5 and 7 years	2,632,000	2.6	4,678,974	4.3
- Essilor Shareholding Plan	328,874	0.3	328,874	0.3
- Registered shares held directly by employees	1,224,181	1.2	2,219,684	2.0
Subtotal	*9,211,829*	*9.0*	*17,281,080*	*15.7*
Public	92,258,442	89.8	92,622,262	84.3
Treasury stock	1,269,837	1.2	--	--
Total	102,740,108	100.0	109,903,342	100.0

To the best of the Board's knowledge, no shareholder other than the FCPE Valoptec International corporate mutual fund holds more than 5% of the voting rights.







Stock options at December 31, 2003
(options on new shares)

		O/w in 2003
Options granted	5,579,510	804,570
Options canceled	159,334	6,757
Options exercised	2,488,113	417,762
Options outstanding*	2,932,063	

* Representing the equivalent of 2.85% of common stock outstanding at December 31, 2003.

Stock options at December 31, 2003
(options on existing shares)

		O/w in 2003
Options granted	670,250	
Options canceled	12,336	7,086
Options exercised	17,855	15,358
Options outstanding*	640,059	

* Representing the equivalent of 0.62% of common stock outstanding at December 31, 2003.

The exercise price of both categories of options is equal to the average of the opening prices quoted for the Company's shares over the twenty trading days that precede the Board meeting when the option grants are decided, without any discount.

Treasury stock
At December 31, 2002, Essilor held 1,450,645 shares in treasury. During 2003, 635,008 shares were purchased at an average price of €38.87; 800,000 shares were cancelled; 15,358 shares were sold on exercise of stock options at a price of €31.24; and 458 OCEANE bonds were exchanged for shares held in treasury. Following these movements, at December 31, 2003, Essilor held 1,269,837 shares in treasury, representing 1.2% of capital stock.

JULY 2003 OCEANE ISSUE

In July 2003, Essilor carried out a €309 million 7-year OCEANE issue. The OCEANE bonds are convertible into or exchangeable for Essilor shares and may be redeemed in advance, at the holders' option, after five years. The purpose of the issue was to take advantage of the rock-bottom long-term interest rates to:
- Refinance the lines of credit expiring in 2004 and 2005.
- Reduce average borrowing costs by raising five-to-seven year financing at a very low cost (the bonds' yield to maturity is 2.125%).

The issue was welcomed by investors and was heavily over-subscribed. The OCEANEs have been traded on Euronext Paris since July 2, 2003.

COMPANY ACCOUNTS AND APPROPRIATION OF 2003 INCOME

Key figures from the parent company's 2003 accounts are as follows:

(€ millions)	2003	
Sales	650	2%
Operating income	62	12%
Operating margin	9.5%	--
Income before non-operating items and tax	156	-7%
Net income	144	-3%

Parent company sales rose 2%, helped by a modest increase in lens sales in the French market, high delivery volumes to European subsidiaries, notably in Germany, and strong growth in instrument sales. Sales by the Porto Rican plant contracted sharply, however, due to lower 1.5-index lens sales in North America.

The strong growth in operating income reflects tight control over operating expenses and increased revenues from subsidiaries, including royalties for the use of production processes owned by Essilor International and fees for the use of computer applications developed by the parent company for the entire group. The higher revenues offset the additional costs generated by the move from a major site in France.

Net interest income declined in 2003. Dividend income from subsidiaries was slightly lower and the company also recorded provisions for impairment in value of investments and provisions to write down Essilor International shares purchased for allocation on exercise of stock options granted in 2000.

As explained in note 13-4 to the financial statements, in 2003 the parent company changed the method of accounting for pensions and other post-retirement benefit obligations, as well as for obligations related to long-service awards.

The structure of Essilor International's income statement in 2003 led to an increase in the income tax charge. This had a negative impact on net income which declined 3% compared with 2002.

The Board of Directors is recommending an increase in the net dividend from €0.50 for 2002 to €0.56 for 2003, representing a total revenue of €0.84 per share including the *avoir fiscal* tax credit. The recommended dividend represents a payout rate of nearly 28.4% of consolidated net income, which is in line with the average among quoted companies. The 12% increase in the net dividend per share reflects the Company's very good performance in 2003.







2003 INCOME APPROPRIATION

(in €)

Net income for the year		143,803,062.46	
Deficit brought forward from prior year		(12,329,773.90)	
Appropriation to the legal reserve		(1,977.32)	
Transfer from the long-term capital gains reserve		28,353,390.26	
Income available for distribution			159,824,701.50
Transfer to the long-term capital gains reserve		29,198,324.82	
First dividend	2,157,542.27		
Additional dividend	54,665,809.49		
Total dividend	56,823,351.76	56,823,351.76	
Précompte dividend equalization tax		6,848,478.00	
Transfer to other reserves		62,000,000.00	
Unappropriated retained earnings		4,954,546.92	
			159,824,701.50

Dividends paid in the last five years were as follows:

(in €)	2002	2001	2000	1999	1998
Common shares					
Net dividend	**0.50**	0.41*	3.90	3.40	3.20
Tax paid in advance	**0.25**	0.20*	1.95	1.70	1.60
Total revenue	**0.75**	0.61*	5.85	5.10	4.80
Preferred non-voting shares					
Net dividend	--	--	4.02	3.52	3.32
Tax paid in advance	--	--	2.01	1.76	1.66
Total revenue	--	--	6.03	5.28	4.98

* After 10-for-1 stock-split carried out in 2001.

FINANCIAL AUTHORIZATIONS

Renewal of the authorization to buy back the Company's shares

In May 2003, the Annual Shareholders' Meeting authorized the Board of Directors to buy back Essilor International shares representing up to 10% of the Company's capital stock on the date of the purchase, as allowed under Articles L.225-209 et seq. of the Commercial Code. The authorization was given for a period of 18 months expiring on November 16, 2004. At this year's Annual Shareholders' Meeting, to be held on May 14, 2004, the Board of Directors will be seeking renewal of this authorization on the following terms:

- The authorization may be used for any purpose, including to stabilize the share price, to buy and sell Essilor International shares based on the market situation, as well as to buy shares for delivery in payment or exchange for other assets, in connection with an external growth operation or otherwise, or for allocation on exercise of employee or management stock options, or in connection with asset and liability or financial management policies, including for the purpose of canceling them.
- The shares may not be bought back at a price in excess of €70 and may not be resold at a price of less than €30, as adjusted if necessary to take into account the effects of any corporate actions.
- Share purchases must comply with the rules laid down in Commission des Opérations de Bourse regulation 90-04, concerning the conditions and timing of transactions in a Company's own shares.
- The shares may be purchased, sold or transferred and paid for by any appropriate method, on the organized market or over-the-counter (including through straight purchases, or the use of financial instruments or derivatives or the implementation of options strategies). The entire share buyback program may be implemented through a block purchase. The authorization is being sought for a period of eighteen months.

2004 OUTLOOK

In 2004, Essilor will continue to extend its product ranges and focus on its most recent products. Plans concern:

- The worldwide development of Varilux® Ipseo™ and Crizal® Alizé™ lenses.
- Extension of the range of 1.67 very high index lenses.
- Rollout of the 1.74 ultra-high index lenses to the entire European network.
- Launch of a new progressive lens for small frames.

The Company will also pursue its initiatives in the sunlens segment, with the development of corrective sunglass lenses for all shapes of frames.

Sales in Germany are expected to be down on 2003, following the abolition of social security reimbursements for lenses, effective January 1, 2004. However, total consolidated sales should grow by around 5% like-for-like, and reported sales will be further boosted by the full-year contribution of the 14 companies acquired in 2003.

The Company intends to continue its targeted acquisition strategy, and also to pursue the productivity drive underway in each business and geographic region.

(€ thousands)	2003	2002	2001
Sales	2,116,419	2,138,269	2,070,379
Cost of sales	(834,175)	(861,757)	(896,781)
Other operating expenses	(917,391)	(935,930)	(862,999)
OPERATING INCOME	364,853	340,582	310,599
NET INTEREST EXPENSE	(33,518)	(36,670)	(48,298)
NON-OPERATING EXPENSE, NET	(14,961)	(26,183)	(29,007)
PRE-TAX INCOME AFTER NON-OPERATING ITEMS	316,374	277,729	233,294
Corporate income tax	90,319	78,289	69,218
NET INCOME FROM CONSOLIDATED COMPANIES	226,055	199,440	164,076
Net income of companies accounted for by the equity method	(2,880)	6,637	2,647
Amortization of goodwill	22,517	23,670	23,927
Minority interests	327	54	220
NET INCOME	200,331	182,353	142,576
Earnings per common share (€)*	1.98	1.82	1.43
Weighted average number of common shares* (thousands)	101,099	100,141	99,049
Diluted earnings per share (€)*	1.95	1.81	1.43
Diluted weighted average number of common shares* (thousands)	104,331	100,667	99,833

* Earnings per share and the number of shares have been calculated after the 10-for-1 stock-split carried out in 2001.

CONSOLIDATED BALANCE SHEET

ASSETS

(€ thousands)	2003	2002	2001
Intangible assets	115,787	124,667	132,389
Goodwill	307,934	292,008	356,767
Property, plant and equipment	512,978	526,626	572,026
FIXED ASSETS, NET	936,699	943,301	1,061,182
Investments in companies accounted for by the equity method	69,175	94,616	77,315
Other long-term financial investments	43,398	50,176	60,328
OTHER NON-CURRENT ASSETS	112,573	144,792	137,643
Inventories and work in progress	309,569	325,239	348,386
Advance payments to suppliers	7,035	8,250	10,135
Operating receivables	441,250	395,735	399,795
Deferred tax assets	40,404	43,515	54,893
Other receivables	18,863	26,830	27,204
Capital subscribed, called, unpaid			
Marketable securities	516,622	189,483	22,131
Cash	94,999	62,978	73,987
Prepayments and other assets	15,868	13,955	11,377
CURRENT ASSETS	1,444,610	1,065,985	947,908
Deferred charges	1,322	3,712	2,665
TOTAL ASSETS	2,495,204	2,157,790	2,149,398
Commitments received	3,293	2,980	18,894

LIABILITIES AND SHAREHOLDERS' EQUITY

(€ thousands)	2003	2002	2001
Capital stock	35,959	35,939	35,377
Additional paid-in capital	194,091	189,674	149,888
Reserves	1,016,072	892,486	795,895
Treasury stock	(47,459)	(45,212)	(27,498)
Cumulative translation adjustment	(192,700)	(42,817)	111,127
Net income	200,331	182,353	142,576
SHAREHOLDERS' EQUITY	1,206,294	1,212,423	1,207,365
Minority interests	2,989	1,728	1,724
Minority interests in income	326	54	220
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS	1,209,609	1,214,205	1,209,309
Provisions for pensions and other post-retirement benefits	57,476	53,386	49,190
Provisions for contingencies and charges	37,248	40,166	30,195
TOTAL PROVISIONS	94,724	93,552	79,385
Borrowings	709,034	415,551	417,421
Advances and deposits received from customers	10,172	3,523	3,484
Operating liabilities	422,672	397,044	395,344
Miscellaneous liabilities	44,500	31,247	42,245
Deferred income	4,493	2,668	2,210
TOTAL LIABILITIES	1,190,871	850,033	860,704
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,495,204	2,157,790	2,149,398
Commitments given	150,310	123,339	130,486

CONSOLIDATED STATEMENT OF CASH FLOWS

(€ thousands)	2003	2002	2001
NET INCOME	200,658	182,406	142,796
Income from companies accounted for by the equity method, net of dividends received	4,034	(6,637)	(2,367)
Depreciation, amortization and provisions	149,319	159,596	146,007
CASH FLOW	354,011	335,365	286,436
Change in provisions for contingencies and charges	10,381	14,739	4,450
Gains and losses on asset disposals	(1,478)	(1,892)	16,131
Investment grants written back to income	26	(117)	(72)
Change in deferred taxes	3,111	11,378	(3,787)
Decrease (increase) in inventories	15,670	23,147	2,887
Decrease (increase) in receivables and deferred charges	(38,362)	3,741	(38,961)
Increase (decrease) in payables and deferred income	47,358	(8,801)	15,356
Increase (decrease) in accrued interest	1,451	(1,184)	(664)
NET CASH PROVIDED BY OPERATIONS	392,168	376,376	281,776
Capital expenditures	(150,211)	(144,817)	(127,456)
Disposals of assets	10,344	4,802	45,107
Acquisitions of shareholdings and new loans extended	(150,286)	(37,214)	(37,112)
Repayments of loans			1,034
NET CASH USED BY INVESTMENT ACTIVITIES	(290,153)	(177,229)	(118,427)
Issuance of shares	26,437	40,350	25,988
Dividends paid to:			
- Essilor SA shareholders	(58,838)	(46,198)	(41,153)
- Minority shareholders in subsidiaries	(304)		
New borrowings raised/(repayment of borrowings)	309,346	(5,062)	(135,991)
Impact of changes in scope of consolidation	21,103	6,085	(12,184)
NET CASH PROVIDED/(USED) BY FINANCING ACTIVITIES	297,744	(4,825)	(163,340)
CHANGE IN CASH AND CASH EQUIVALENTS	399,759	194,322	9
Cash and cash equivalents at beginning of year	207,765	56,467	55,988
Impact of exchange rate changes on cash and cash equivalents	(26,976)	(43,024)	470
CASH AND CASH EQUIVALENTS AT END OF YEAR	580,548	207,765	56,467
Marketable securities	516,622	189,483	22,131
Cash	94,999	62,978	73,987
Short-term bank loans and overdrafts	(31,073)	(44,696)	(39,651)

Ownership structure at December 31, 2003


Private shareholders 11.9%
Employees and Valoptec 9.0%
Treasury stock 1.2%
Resident institutional investors 23.6%
Non-resident institutional investors 54.3%

Essilor securities

Essilor has issued two types of securities, shares of common stock and bonds convertible into or exchangeable for new or existing shares of common stock (OCEANEs).

Common stock

(in €)	2003	2002	2001
High	**42.50**	45.57	35.80
Low	**30.85**	31.20	25.00
Closing at Dec. 31	**41.00**	39.25	33.95
Shares outstanding at Dec. 31	**102,740,108**	102,683,613	101,075,891
Market capitalization (in € millions)	**4,188**	3,975	3,417
Dividend per share	**0.56**	0.50	0.41
Total revenue per share (dividend + tax credit)	**0.84**	0.75	0.61
Yield at Dec. 31	**2.05%**	1.91%	1.79%

Share data

Par value: €0.35
Listing: Euronext Paris SA
Eligible for the "SRD" deferred settlement system
ISIN: FR0000121667
Reuters: ESSI.PA
Bloomberg: EF.FP

OCEANEs

(Bonds Convertible into or Exchangeable for New or Existing Shares of Common Stock)

In July 2003, Essilor issued bonds convertible into or exchangeable for new or existing shares of common stock (OCEANEs) in an amount of €309 million. The seven-year bonds may be redeemed at holder option after five years. The issue was heavily oversubscribed. The OCEANEs have been traded on the Euronext Paris SA market since July 2, 2003.

OCEANEs

(in €)	2003
High	**57.50**
Low	**46.55**
Closing at Dec. 31	**56.00**
OCEANEs outstanding at Dec. 31	**6,039,754**

OCEANEs data

Nominal value: €51.15
Listing: Euronext Paris SA
ISIN: FR0000189276

2004 Investor calendar

First-half sales: July 21
First-half results: September 9
Third-quarter sales: October 21

Investor information

- www.essilor.com - Shareholders/Investors section.
- Investor Relations

Phone: + 33 1 49 77 42 16
E-mail: invest@essilor.com

2001-2003 Share performance

Between January 2001 and December 2003, the Essilor share gained almost 18%, compared to a nearly 38% decline in the benchmark SBF 120 index over the period. At December 31, 2003, Essilor's market capitalization ranked the stock 46th in the SBF 120.


Share price in €
50
40
30
20
10
January 2001
January 2002
January 2003
January 2004
Essilor
SBF 120 index*

** Indexed to the adjusted Essilor share price*

the TOP 10 SIGNS that you need VARILUX® lenses

#10 Your arms *aren't long enough* to read the morning paper anymore.

#9 Reading the washing instructions on your clothes is now more of a chore than actually washing your clothes.

#8 At restaurants, you hold the menu so far away that it catches on fire from the candlelight.

#7 The label on your prescription medicine is now harder to read than your doctor's handwriting.

#6 The numbers on your cell phone are so hard to see, you think the commercial should say, *"Can you see me now?"*

#5 Your odds of winning the lottery are better than your odds of threading a needle.

#4 The buttons on your remote control are so hard to see, you actually get up and operate the television by hand.

#3 It's so hard to read the type in the phonebook, you can't even find your own name in it.

#2 You own more styles of reading glasses than the local pharmacy even carries.

And the #1 *sign:* YOU'RE HAVING TROUBLE READING THIS.

ASK ABOUT **VARILUX**® LENSES.

Produced by the Investor Relations Department
Concept-Design: Skipper Communication • Art Director: ●☽☾○ • Production: HMS Publications • English adaptation: ICC (Paris)
Photos: Aderi Costa, Nicolas Richez, Groupe Essilor photolibrary, Nikon-Essilor photolibrary, Transitions Optical Inc. photolibrary, unknown...

ESSILOR INTERNATIONAL
Compagnie Générale d'Optique
147, rue de Paris
94227 Charenton Cedex
France
Phone: +33 (0) 1 49 77 42 24 - Fax: +33 (0) 1 49 77 44 20

www.essilor.com